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                             March 22, 2021

       Adeeb Tadros
       Chief Executive Officer
       Emo Capital Corp.
       2620 S Maryland Parkway, Suite 252
       Las Vegas, NV 89109

                                                        Re: Emo Capital Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 23,
2021
                                                            File No. 000-54291

       Dear Mr. Tadros:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed February 23, 2021

       Security Ownership of Certain Beneficial Owners and Management, page 19

   1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or
investment control over the shares held by Collingswood Capital Group.
                                                        Refer to Item 403 of
Regulation S-K and Exchange Act Rule 13d-3.
   2. Please revise the beneficial ownership table to reflect all beneficial owners of more than 5% of each class
of voting securities. In that regard, we note that you have
                                                        95,500,000 shares
outstanding held by 5 stockholders of record but only 58,000,000 are held by Collingswood
Capital. Refer to Item 403(a) of Regulation S-K.
 Adeeb Tadros
FirstName  LastNameAdeeb Tadros
Emo Capital  Corp.
Comapany
March      NameEmo Capital Corp.
       22, 2021
March2 22, 2021 Page 2
Page
FirstName LastName
Certain Relationships and Related Transactions, and Director Independence, page
20

3. Please disclose the name of the related person and the basis on which the person is a related person for each of your loans due from related parties, and the material terms of those loans. In that regard, we note that there is an outstanding related party note with a shareholder of the company. Refer to Items 404(d) of Regulation S-K. General

4.       Tell us whether you are an emerging growth company (   EGC   ) as
defined in the JOBS
         Act and if so, revise the filing to:

                Identify yourself as an EGC on the cover page;
                Describe how and when a company may lose emerging growth company status;
                Describe the exemptions and scaled disclosure requirements available to you;
                Disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the
              Act; and
                If you elected the extended transition period, revise to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      William Ruffa Jr.